


05005274

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece


SEC MAIL
RECEIVED
PROCESSING
JAN 18 2005
WASH. D.C.
213
SECTION

BY COURIER

No/Date : Γ/Δ: 6/12.1.05

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose two notifications of transactions.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL
1/24

Enclosure

- Two notifications of transactions.

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTION

According to article 8 of Decision no. 5/204/14-11-2000 of the Hellenic Capital Market Committee it is notified that Mr. EMMANOUEL M. PANAGIOTAKIS , Director of Department of "PUBLIC POWER CORPORATION S.A." is going to sell 2,590 ordinary shares of the company "PUBLIC POWER CORPORATION S.A.".
The time limits for the completion of the transaction are from 12/1/2005 until 31/1/2005.
The Member of the Athens Stock Exchange to carry out the transaction is "P. PANDELIDIS SECURITIES S.A. (147)".

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTION

According to article 8 of Decision no. 5/204/14-11-2000 of the Hellenic Capital Market Committee it is notified that Mrs. MARIA S. TOLAKI, Director of Department of "PUBLIC POWER CORPORATION S.A." is going to sell 2,270 ordinary shares of the company "PUBLIC POWER CORPORATION S.A.".
The time limits for the completion of the transaction are from 12/1/2005 until 31/1/2005.
The Member of the Athens Stock Exchange to carry out the transaction is "NATIONAL SECURITIES S.A. (101)".



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D: 6/12.1.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose two notifications of transactions.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Two notifications of transactions.

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTION

According to article 8 of Decision no. 5/204/14-11-2000 of the Hellenic Capital Market Committee it is notified that Mrs. MARIA S. TOLAKI, Director of Department of "PUBLIC POWER CORPORATION S.A." is going to sell 2,270 ordinary shares of the company "PUBLIC POWER CORPORATION S.A.".
The time limits for the completion of the transaction are from 12/1/2005 until 31/1/2005.
The Member of the Athens Stock Exchange to carry out the transaction is "NATIONAL SECURITIES S.A. (101)".

PUBLIC POWER CORPORATION S.A.

NOTIFICATION OF TRANSACTION

According to article 8 of Decision no. 5/204/14-11-2000 of the Hellenic Capital Market Committee it is notified that Mr. EMMANOUEL M. PANAGIOTAKIS , Director of Department of "PUBLIC POWER CORPORATION S.A." is going to sell 2,590 ordinary shares of the company "PUBLIC POWER CORPORATION S.A.".

The time limits for the completion of the transaction are from 12/1/2005 until 31/1/2005.

The Member of the Athens Stock Exchange to carry out the transaction is "P. PANDELIDIS SECURITIES S.A. (147)".